Exhibit 14.1

Code of Ethics

I.  Introduction

NTN BUZZTIME, INC. and its subsidiaries (collectively, the "Company" or “Buzztime”) conduct business in accordance with uncompromising ethical standards (this “Code”). Adherence to these standards will not be compromised in favor of financial or other business objectives. High ethical standards are vital to maintain competitive advantage, the pride and confidence of our team members and to provide quality products and services to customers and clients. Integrity, honesty, forthrightness, respect and fairness are of primary importance in all business relationships within the Company and in outside transactions involving the Company.

The Company expects every director, officer and employee (hereinafter, each a “team member”) to adhere to high ethical standards and to promote ethical behavior.  Every action should be assessed by considering whether it is legal, fair to all concerned and whether it would withstand the scrutiny of outsiders. Every team member is expected to follow the letter, as well as the spirit, of this Code. Team members whose behavior is found to violate this Code will be subject to disciplinary action including, but not limited to, termination.

This Code is not intended to be all encompassing. Situations may arise that are not expressly covered here or where the proper course of action is unclear. Team members are to consult with their supervisors if any questions arise as to a course of conduct. Additionally, team members may raise issues with regard to this Code to the attention of the Chief Financial Officer or Vice President of Human Resources; the Company maintains an “open door” policy in that regard.

The Company may modify or supplement this Code from time to time, to comply with evolving corporate governance standards, applicable corporate governance or other requirements adopted by law, the SEC or NYSE Amex and otherwise as it deems appropriate.

Any team member having information or knowledge regarding a possible violation or potential violation of this Code should immediately report the same to his or her supervisor or alternatively, to the CFO, or V.P. of Human Resources. All such communications will be treated as confidential. Retaliation or reprisal of any kind against a team member who reports a violation (or, in good faith, a potential violation) of this Code is strictly prohibited and will be subject to disciplinary action, up to and including termination. “Good Faith” does not mean that a reported concern must be correct, but it does require that you provide complete and truthful information and that you reasonably and sincerely believe that what you are reporting is a violation.

The purpose of this Code is to promote:

•	Compliance with applicable laws, rules and regulations;

•	Honest and ethical conduct including, the ethical handling of actual or potential conflicts of interest;

•	The safeguarding of the Company’s assets;

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Complete, accurate and timely reporting of the Company’s financial condition and results of operations including disclosures made in documents filed with, or furnished to, the SEC and in other public communications;

•	A healthy work environment that promotes work force diversity and is free of harassment; and

•	The prompt internal reporting and investigation of violations of this Code.

II. When to Seek Guidance
Compliance with ethical and legal standards is everyone’s responsibility. At times, the best course of action is not always clear. If you are not sure of the correct way to handle a particular situation, start by asking yourself the following questions:
•	Is it legal?
•	Does it comply with our policies?
•	How would it look reported by an informed and critical reporter in the newspaper?
•	Is it the right thing to do?
•	How would I feel if my family, friends and neighbors knew what I was doing?
If you are unsure of the answer to any of these questions, or if you have further questions, do not hesitate to seek help or guidance. Remember, do not make a difficult decision alone. There are resources available to assist you in resolving any issue that you encounter.

III. Available Resources to Assist You
Should you face a situation that you are uncertain about, ask your supervisor or another leader for guidance or you may contact the following other resources:
•	Toll Free Hotline 866-233-4090
•	Intranet http://intranet/default.aspx
•	Email ntn@openboard.info
•	Kendra Berger, Chief Financial Officer
•	Shannon Kehle, Vice President, Human Resources

Should you have a concern about accounting practices, internal controls or auditing matters you can contact the Audit Committee directly by calling the Toll Free Hotline or submitting your concern in writing to: NTN Buzztime, Inc., Chairman of the Audit Committee c/o Linda Walters, 5966 La Place Court, Suite 100, Carlsbad, CA 92008

Acts of hostility or imminent danger should be reported immediately to the local law enforcement or a 911 operator and then followed up with a call to Human Resources.

IV. Company Response to Reports of Misconduct
Reports of suspected violations are promptly investigated, and if appropriate, corrective action taken and, if legally required, reported to the proper governmental authority. If you are asked to cooperate in an investigation, you will be subject to disciplinary action if you fail to do so. In addition, you may never disclose or discuss an investigation with unauthorized persons. Buzztime has a policy of protecting the confidentiality of those making reports of possible misconduct to the maximum extent possible, consistent with the requirements necessary to conduct an effective investigation and the law.

V. Code Enforcement
Buzztime strives to enforce this code on a uniform and consistent basis without regard to an employee’s position. If you violate this Code, you will be subject to disciplinary action up to and including termination of your employment. Supervisors and managers of a disciplined team member may also be subject to disciplinary action for their failure to properly oversee a team member’s conduct, or for retaliation against a team member who reports a violation. In addition, failure by any team member to report wrongdoing will be considered in job appraisals, pay increases, incentive pay, equity compensation and other rewards and recognition programs.

Buzztime’s response to misconduct will depend upon a number of factors, including whether the improper conduct involved is illegal. You should be aware that certain actions and omissions prohibited by the Code might be crimes that could lead to individual criminal prosecution and, upon conviction, fines and imprisonment.

If the alleged misconduct involves an executive officer or director, the Audit Committee of our Board of Directors is charged with determining whether there is a Code violation and, if so, what discipline is appropriate.

VI. Waivers
Buzztime expects all team members, officers, and directors to comply with the provisions and spirit of the Code.  Any waivers or exceptions to the Code may be granted from time to time under appropriate circumstances. If you feel an exception is appropriate, you must speak with your supervisor or manager and obtain the Chief Financial Officers approval. A waiver of this Code for an executive officer or director may be made only by our Board of Directors and will be promptly disclosed to the public as required by law and any applicable stock exchange requirements. When necessary, a waiver will be accompanied by appropriate controls designed to protect the Company.

THIS CODE DOES NOT IN ANY WAY CREATE, IMPLICITLY OR EXPLICITLY, AN EMPLOYMENT CONTRACT, OR A GUARANTEE OF CONTINUED EMPLOYMENT. NOTHING SHALL MODIFY YOUR STATUS AS AN AT-WILL EMPLOYEE. YOUR EMPLOYMENT MAY BE TERMINATED OR YOU MAY VOLUNTARILY TERMINATE YOUR EMPLOYMENT AT ANY TIME. BUZZTIME MAY MODIFY OR REPEAL THE PROVISIONS OF THIS CODE OR ADOPT A NEW CODE AT ANY TIME IT DEEMS APPROPRIATE, WITH OUR WITHOUT NOTICE.

VII. Compliance with Laws, Rules and Regulations

Every team member shall obey all applicable laws including, but not limited to, laws that apply to securities, taxes, gaming, alcoholic beverages, civil rights, copyright and patent rights, environmental protection, campaign finance and corrupt practices. While the Company does not expect team members to be experts in legal matters, it holds each team member responsible for being familiar with the laws governing his or her areas of responsibility. Team members should seek advice from the Legal or Human Resources Department whenever they have a question concerning the application of the law. Buzztime will not condone and will not tolerate any activity that violates applicable law.

VIII. Honest and Ethical Conduct

Each team member will deal honestly and fairly with clients, customers, suppliers and financial partners. The long term success of the Company depends upon establishing mutually beneficial relationships.

Team members have a duty to avoid actual or potential conflicts of interest situations and to avoid the appearance of impropriety.  A team member having any interest, direct or indirect (other than an interest of 5% or less in a publicly-held company), in any supplier, customer or competitor of the Company, is to make prompt disclosure to the Company and obtain written approval from the appropriate authority to continue the relationship. Team members are not to offer their skills or services to competitors or engage in outside businesses that compete with or sell goods or services to the Company. Employing immediate family members in direct supervisory-subordinate relationships is to be avoided.

The exchange of gifts with customers and suppliers is a normal and acceptable business practice. However, giving or receiving gifts of significant value could compromise the objectivity of a team member as well as create the appearance of impropriety. Accordingly, gifts given or received by a team member in excess of $200 (retail value) must be disclosed to his or her supervisor. The supervisor will determine whether the gift may be accepted, relinquished to the Company, or returned. Gifts of perishable items (e.g., flowers and fruit baskets) or commemorative items (e.g., plaques and framed photographs) are not subject to this $200 limit. They should, however, have little or no intrinsic or resale value. Business entertainment is to be lawful and appropriate, and within acceptable boundaries of good taste and in furtherance of a business purpose. The Company does not permit or condone the use or receipt of bribes, kickbacks, or any other illegal or improper payment or transfer in the course of its business.

IX. Protection and Proper Use of Assets
Every team member is expected to preserve and protect our assets and resources and to promote efficient use for only legitimate and approved business purposes. Your obligation to protect company assets includes our proprietary information and intellectual property, such as trade secrets, copyrights, business marketing plans and unpublished databases and records.

To better protect the company assets, provide excellent service and ensure a safe workplace, it may be necessary to monitor team member activities and company systems. As permitted by law, Buzztime reserves the right to inspect, monitor, and record the use all company property, vehicles, systems and facilities, with or without notice, and to search any and all company property at any time. Buzztime has a Workplace Searches and Security Measure Policy you are required to familiarize yourself and comply with in addition to this Code.  Personal use of supplies, equipment or premises belonging to the Company or its clients is prohibited unless prior written permission is received from a supervisor and adequate compensation is arranged if appropriate.

X. Complete, Accurate and Timely Financial Reporting

The Company's books and records will be kept in accordance with generally accepted accounting principles and according to established finance and accounting policies. All team members will cooperate fully with internal and outside auditors during their examinations of the Company's books, records and operations.  The Company’s CEO, CFO and Controller are ultimately responsible for taking all steps necessary to ensure that all financial reports and disclosures filed with, or furnished to, the SEC and the Company’s shareholders are complete, accurate and timely.  All team members will take appropriate steps within their area of responsibility to ensure the same. The integrity of the Company’s accounting, technical, personnel, financial and other records is based on their validity, accuracy and completeness.

XI. Healthy Work Environment

Team members will treat others fairly, with dignity and with respect. All team members are entitled to a work environment free of verbal, physical and sexual harassment. The Company will not tolerate harassment at any level.

It is the Company’s policy to investigate thoroughly and to remedy any alleged acts of harassment. In order to accomplish this, acts of harassment must be brought to the attention of the Company. Team members who feel aggrieved because of an alleged act of harassment are under a duty to notify their supervisor or V.P. of Human Resources. All complaints will be treated as confidential and all investigations will be conducted expeditiously. Retaliation or reprisal of any kind against a team member who reports a violation (or, in good faith, a potential violation) of this Code is strictly prohibited.

Any team member who is found to have harassed another team member, customer or vendor will be subject to disciplinary action including, but not limited to, termination.

Buzztime is committed to a safe and drug-free workplace. The misuse of alcohol or legal drugs and the use of illegal drugs are prohibited. This policy applies when you are on company premises or when conducting business outside the office; for example, at any company function, at client meetings or dinners, or at conventions or trade shows. You must promptly report all unsafe conditions or work-related injuries, illnesses and accidents.

The Company maintains a strong policy of equal employment opportunity for all team members and applicants for employment. The Company hires, trains, promotes and compensates team members on the basis of individual competence and potential and without regard to race, color, religion, sex, sexual orientation, national origin, age, marital status or non-job related disability, as well as all other classifications protected by applicable laws. The Company believes promotion of work force diversity is an important objective in its own right, is a source of competitive advantage; it is also a requirement of Equal Employment Opportunity laws.

The Company’s equal employment opportunity philosophy applies to all aspects of employment with the Company including, but not limited to, recruiting, hiring, training, transfer, promotion, benefits and compensation, termination, and leaves of absence.

Team members who become involved with a political group must make it clear that his or her activities are being conducted purely in a personal capacity and not on behalf of or in connection with the Company and must maintain his/hers personal political activities separate from the Company's business. The Company encourages participation by team members in the political process. This includes service on governmental bodies and participation in partisan political activities. However, such activities should not be conducted in a way that unreasonably interferes with the team member's job responsibilities. Team members are not to make political contributions using Company funds or take public positions on behalf of the Company.

XII. Confidential Information
Team members must maintain the confidentiality of information entrusted to you not only by the company, but also by suppliers, customers and other in connection with our business. Confidential information includes all non-public information (whether or not considered proprietary) that you learn, create or develop in the course of your employment with, or service as a director of Buzztime.

XIII. Insider Trading
Federal and State law prohibits the use of “material insider information” when trading in or recommending securities. Buzztime as an Insider Trading Policy you are required to familiarize yourself and comply with.

Generally, you must not engage in transactions in Buzztime’s securities while in possession of material inside information. If you are in possession of material inside information, you may not communicate such information to third parties who could use such information in the decision to purchase or sell Buzztime’s securities. These restrictions also apply to securities of other companies if you learn of material inside information about them in the course of your duties.

XIV. Outside Employment, Affiliations or Activities
Full-time regular team members primary employment and professional obligation is to NTN Buzztime, Inc. Team members may not use Buzztime’s customers, suppliers, title, name, influence, assets, facilities, materials or services of other team members for outside activities unless specifically authorized.

Except as noted in Exhibit A, team members may not conduct business with a firm owned or controlled by themselves or a member of their family, or supervise, review or influence the job evaluation, pay or benefits of any member of your immediate family who is an employee of Buzztime. Additionally, if your family member works for a business that is itself in direct competition with Buzztime, this circumstance must be disclosed to the Human Resources Department.

XV. Prompt Internal Reporting of Code Violations

The integrity of the Company is diminished whenever this Code is violated. If you believe that a violation of this Code is imminent or has occurred, you are to consider the following options:

•	Discuss your concerns with your supervisor;

•	Contact the CFO or V.P. of Human Resources, named above.

•	Call the hotline 1-866-233-4090, where you may anonymously report known or suspected violations of this Code.

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Alternatively, you may access the Company’s intranet site home page and click on the “Integrity” link to anonymously submit an email or web form to report known or suspected violations of this Code. While the Company prefers that team members who wish to file a complaint, express a concern or report a possible violation of this Code identify themselves so that matters may be more effectively and efficiently addressed, team members may use this option.  In either case, retaliation or reprisal of any kind against a team member who reports a violation (or, in good faith, a potential violation) of this Code is strictly prohibited.

Prompt reporting is vital to a thorough and timely resolution of any alleged violation.

Acknowledgement of Receipt and Commitment to Compliance

I have received my copy of the NTN Buzztime, Inc. Code of Ethics. I understand and agree that it is my responsibility to read and familiarize myself with the standards of conduct contained in the Code of Ethics, to report any possible violation as soon as practicable and understand it is a requirement of my employment.

I understand and agree that nothing in the Code of Ethics creates or is intended to create a promise or representation of continued employment and that employment by the Company is employment at-will.

Please sign and return this page to Human Resources. Thank you!

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Signature	Date

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Exhibit A

With respect to section XIV, Outside Employment, Affiliations or Activities, of the Company’s Code of Ethics, the Company will continue to conduct business with Protelligent, Inc. which is co-owned by Christopher George, the Company’s Chief Information Officer.  Purchases and services to be rendered by Protelligent will be subject to the Company’s standard operating procedures and policies and will be limited to data center services, software and hardware supplies.